UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

June 24, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed June 2, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 11, 2020, regarding the Amendment No. 1 to Registration Statement on Form F-1 submitted to the Commission on June 2, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Pre-effective Amendment 1 to Registration Statement on Form F-1 filed June 2, 2020

General

1.	The last number in the first column of numbers in your fee table does not equal to the sum of the preceding numbers. We also note the related number in exhibit 5.3. Please tell us the reasons for the differences, or revise your filing and file revised exhibits as appropriate.

Response: In response to the Staff’s comment, the Company has revised certain numbers in the fee table on the cover page and Exhibit 5.3 of the Registration Statement.

Equity Pledge Agreement, page 8

2.	We note the statement in exhibit 5.2 that “the pledge on the shareholder’s equity interest in the Variable Interest Entity would not be deemed validly created until it is registered with the competent Administration for Market Regulation.” Please disclose in your prospectus the status of the registration with the Administration for Market Regulation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 and page 89 of the Registration Statement to clarify that the equity pledge has been registered with the Administration for Market Regulation.

Mr. Russell Mancuso

June 24, 2020

Discontinuation of any of the government subsidies..., page 49

3.	In an appropriate section of your prospectus, please disclose the nature and terms of the cooperative relations and governmental supports that you mention in the revision to this risk factor.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Registration Statement with regards to the nature and terms of the cooperative relations and governmental supports related to this risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

4.	We note your disclosure of the amount of face mask orders. If your margins on the face mask business differ materially from your historic margins disclosed in your prospectus, please provide appropriate disclosure. Also, in an appropriate section of your document, please address the relevant regulations in the overseas jurisdictions in which you sell the masks; for example, from your disclosure it is unclear whether you must comply with United States Food and Drug Administration regulations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 68, 111 and 112 of the Registration Statement to: (a) disclose its margins on its recent face mask business, and (b) clarify the nature of the regulations governing its face mask business. Since the Company’s sole customer for its face mask orders is located in Brazil, the Company is not subject to U.S. Food and Drug Administration regulations.

5.	Please clarify the magnitude of the effects of the pandemic. For example, we note your reference to total revenue being lower than expected; please clarify the magnitude of the change. Also, where you disclose that your factory is not fully operational and that some sales operations in India have not yet resumed, clarify the extent of your business affected. Where you disclose that some orders have been delayed, clarify the magnitude of orders affected.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 17 and 68 of the Registration Statement to clarify: (a) the magnitude of the effects of the pandemic on the Company’s business; (b) the extent that the Company’s Indian business was affected; and (c) the magnitude of orders affected.

Certain Relationships and Related Party Transactions, page 135

6.	Regarding your revisions in response to prior comment 3:

●	Please clarify the date and nature each of the transactions that generated the amounts due from related parties;

Mr. Russell Mancuso

June 24, 2020

●	Clarify how the amount due from Mr. Bao was $0 at March 31, 2019, given the amount that he owed at March 31, 2018;

●	Reconcile the transactions mentioned in footnote (iv) on page 135 and the first footnote (i) on page 136 with your disclosure on page 6; and

●	Disclose the interest rate and repayment terms of the amounts due to related parties to the extent not addressed in in the “Loans from Mr. Bao” disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 137 and 138 of the Registration Statement to:

●	clarify the date and nature each of the transactions that generated the amounts due from related parties;

●	clarify how the amount due from Mr. Bao was $0 at March 31, 2019;

●	reconcile the transactions mentioned in footnote (iv) and the first footnote (i) on page 138 with our disclosure on page 6; and

●	disclose the interest rate and repayment terms of the amounts due to related parties to the extent not addressed in the “Loans from Mr. Bao” disclosure.

Voting Rights, page 139

7.	Please reconcile your disclosure in this section with sections 10.1 and 21.4 of exhibit 3.2 to your registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 142 and 143 of the Registration Statement to reconcile its disclosure with sections 10.1 and 21.4 of Exhibit 3.2.

Financial Statements

Notes to the Consolidated Financial Statements

Note 18 - Subsequent Events, page F-35

8.	We note that you accounted for the repurchase of ordinary shares in April 2020 as a reorganization of the company and the transaction was presented retroactively within your historical financial statements as of the earliest period presented. Given this transaction is not a typical post balance sheet transaction requiring retroactive restatement, please explain why you believe that the repurchase of ordinary shares reflected retroactively within your historical financial statements was appropriate. Please tell us what consideration you gave to presenting a pro forma balance sheet alongside the historical balance sheet to reflect the reduction in equity as well a pro forma earnings per share. As part of your response, please provide us authoritative accounting guidance that you relied upon in determining your accounting treatment.

Response: We acknowledge the comment and respectfully advise the Staff that in April 2020, the Company repurchased ordinary shares at par value of US$0.0001 per share from all shareholders, Grandsky Phoenix Limited (a company wholly owned by Mr. Bao) and HMercury Capital Limited (a company wholly owned by Mr. He), proportionately with their share percentage, in order to effectively conduct a 0.365-for-1 reverse share split before IPO. No cash was paid for these share repurchases. The nominal consideration of US$762 from the 7,620,000 ordinary shares repurchased from Grandsky Phoenix Limited and US$24 from the 239,721 ordinary shares repurchased from HMercury Capital Limited were deducted from the nominal consideration of US$1,200 from the 12,000,000 ordinary shares issued at par value in October 2018 and US$38 from the 377,514 ordinary shares issued at par value in June 2019, respectively. The net receivables were recorded in the net amounts due to Mr. Bao and the amounts due from Mr. He in the Company’s consolidated financial statements included in the Registration Statement. Mr. Bao and Mr. He are deemed to beneficially own 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively, before and after the repurchase of ordinary shares in April 2020.

Mr. Russell Mancuso

June 24, 2020

In accordance with ASC 505-20-20, it defines a stock split as “An issuance by a corporation of its own common shares to its common shareholders without consideration and under conditions indicating that such action is prompted mainly by a desire to increase the number of outstanding shares for the purpose of effecting a reduction in their unit market price and, thereby, of obtaining wider distribution and improved marketability of the shares. Sometimes called a stock split-up”. While the ASC master glossary does not include a definition of a reverse stock split, it is merely the inverse of a stock split. The Company’s nominal repurchase transaction reduced the total number of common shares outstanding in proportionately to all shareholders with no cash was paid for the purpose of effecting an increase in the unit market price. Therefore, according to ASC 505-20-20 as well as Staff Accounting Bulletin Topic 4:D, the Company believes that the nominal repurchase of shares is a reverse stock split in substance for which ASC 260-10-55-12 would indicate retroactive treatment would be appropriate.

The repurchase of ordinary shares in April 2020 was subsequent to our issuance of consolidated financial statements for each of the three years in the period ended March 31, 2019 on September 30, 2019. In accordance with Staff Accounting Bulletin Topic 4:C, “A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later. Such changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective”. Therefore, the Company has updated the historical financial statements before the effective date of the Registration Statement, and disclosed such retroactive treatment in both note 14 and note 18 to the consolidated financial statements. The Company has further updated the note 14 to the consolidated financial statements in the Registration Statement to indicate that no cash was paid for these share repurchase and the shares were repurchased in accordance with the share percentages of shareholders. Also, the Company believes no pro forma balance sheet or pro forma earnings per share should be presented because of the retroactive treatment.

Undertakings, page II-2

9.	Since you appear to be registering the offering of the shares underlying the representative’s warrants, please provide the undertakings required by Regulation S-K Item 512(a).

Response: In response to the Staff’s comment, the Company has revised page II-2 of the Registration Statement to include the undertakings required by Regulation S-K Item 512(a).

Mr. Russell Mancuso

June 24, 2020

Exhibits

10.	Please file the April 2020 share repurchase agreement that you disclose on page 1.

Response: In response to the Staff’s comment, the Company has filed the April 2020 share repurchase agreement disclosed on page 1 as Exhibit 10.27 to the Registration Statement.

11.	Please file a legality opinion addressing whether the offered shares are non-assessable; that is, an opinion addressing whether the securityholder is liable, solely because of securityholder status, for additional assessments or calls on the security by the registrant or its creditors. We note that exhibit 5.1 addresses only whether a shareholder, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, has any obligation to make further contributions to the UTime Limited’s assets.

Response: In response to the Staff’s comment, Maples and Calder, the Company’s Cayman Islands counsel, respectfully advises the Staff as follows:

The opinion provided by Cayman Islands counsel is consistent with equivalent opinions provided for other Cayman Islands incorporated issuers. The opinion is structured as currently presented due to the following aspects of Cayman Islands law.

As a matter of Cayman Islands law, shares in a Cayman Islands company are not in fact legally issued as fully paid and non-assessable until the time at which the company's register of members has been updated. The register of members is prima facie evidence of legal title to shares.

Additionally, as a matter of Cayman Islands law, the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Finally, as a matter of Cayman Islands law, as a general rule, in the absence of a contractual arrangement to the contrary and subject to the limitations described below, the liability of a shareholder of a Cayman Islands company which has been incorporated with limited liability and with a share capital is limited to the amount from time to time unpaid in respect of the shares he holds. A Cayman Islands company has a legal personality separate from that of its shareholders, and is separately liable for its own debts due to third parties.

12.	We note your reference to Maples and Calder on pages 65 and 152 of your prospectus. Please file Maples and Calder’s consent to those disclosures as appropriate. Also file (1) the consent of B&D Law Firm to the relevant disclosures in your prospectus summary and on page 89, and (2) the appropriate consent of Vaish Associates Advocates.

Response: In response to the Staff’s comment, the Company has: (a) revised Exhibit 5.1 to include Maples and Calder’s consent to the relevant disclosures; (b) revised the formatting on page 89 of the Registration Statement by italicizing the heading entitled “Contractual Arrangements with the VIE and its Respective Shareholders” so as to clarify that the disclosure therein is a subsection of the “History and Corporate Structure” section, and as such is included in the consent of B&D Law Firm; and (c) filed as Exhibit 99.7 the appropriate consent of Vaish Associates Advocates.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.